UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69556

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Olden Lane Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Somerset Corporate Blvd, Suite 134-2nd floor
(No. and Street)

Bridgewater   NJ   08807
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Macchiarola   (908) 432-6819
                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 23rd Floor   New York   NY   10018
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Olden Lane Securities LLC

(A wholly owned subsidiary of Olden Lane Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
            applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
            the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

** **   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Macchiarola, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Olden Lane Securities LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me

YUEN NA CHUN
Notary Public State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1, 20 23



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Olden Lane Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olden Lane Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 23, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Olden Lane Securities LLC
(A wholly-owned subsidiary of Olden Lane Inc.)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 314,596
Due from clearing broker, including clearing deposit of $50,000	50,801
Other assets	4,296
Total assets	$ 369,693

Liabilities and Members' Equity

Liabilities

Accrued expenses and accounts payable	$ 22,138
Contract liability	22,000
Total liabilities	44,138

Members' equity

Preferred member interest	250,000
Other member interest	75,555
Total members' equity	325,555
Total liabilities and members' equity	$ 369,693

The accompanying notes are an integral part of this financial statement.

Olden Lane Securities LLC
(A wholly-owned subsidiary of Olden Lane Inc.)

Notes to Statement of Financial Condition
December 31, 2020

1. Organization and Business

Olden Lane Securities LLC (the "Company"), a wholly-owned subsidiary of Olden Lane Inc. (the "Parent"), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of sponsoring Unit Investment Trusts, selling corporate debt securities and acting as underwriter selling share certificates issued by credit unions to broker-dealers.

2. Summary of Significant Accounting Policies

Use of Estimates
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Due from Clearing Broker
The Company is required to maintain a minimum clearing deposit of $50,000 with its clearing brokers, StoneX Financial Inc. The amounts owed by the clearing brokers represent a concentration of credit risk.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Credit Losses
In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments -– Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement

of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the clearing deposit utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the clearing deposit and placement fees are not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. This guidance is effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

3.   **Preferred Member Interest**

On July 11, 2019 the Department of Commerce Federal Credit Union ("DOC") was admitted as a Preferred Member of the Company contemporaneous with a capital contribution of $250,000 in exchange for 25 Preferred Units. As a Preferred Member, DOC is entitled to a cumulative return at a rate of eight percent (8%) per annum and paid quarterly. Preferred Units carry a redemption right, but not an obligation to exercise that right, beginning on the sixth anniversary of its preferred membership.

Preferred Units entitle DOC to preferred allocations, distributions, liquidation preference and redemption rights as set forth in the Company's Operating Agreement.

The first payment of the preferred return was for $5,000 made on October 16, 2019. Subsequent payments of the preferred return are due every three months hence. For the year ended December 31, 2020, the Company paid $20,000 in preferred returns.

4.   **Related Party Transactions**

The Company had a services agreement with its Parent whereby the Parent was to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs were allocated based on the Expense Sharing Agreement ("ESA") between the two companies. Effective January 29, 2019 the Parent amended the ESA so that the Company will not reimburse the Parent for any of the costs the Parent has attributed to and paid on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Indemnifications and Off-Balance-Sheet Risks**

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

6. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $321,000 which exceeded the required net capital by approximately $221,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers. The Company does not handle cash or securities on behalf of customers.

7. **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

8.   **Subsequent Events**

The Company has evaluated subsequent events through the date this financial statement was issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statement.